UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                ----------------

                                 SCHEDULE 13E-3
                    TRANSACTION STATEMENT UNDER SECTION 13(e)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                ----------------

                               AVOCA, INCORPORATED
                              (Name of the Issuer)
                                ----------------

                              AVOCA , INCORPORATED
                      (Name of Person(s) Filing Statement)
                                ----------------

                           Common Stock, No Par Value
                         (Title of Class of Securities)

                                    053843108
                      (CUSIP Number of Class of Securities)
                                ----------------

                              Robert C. Baird, Jr.
                                    President
                               Avoca, Incorporated
                             228 St. Charles Avenue
                                   Suite 828
                          New Orleans, Louisiana 70130
                                 (504) 552-4720
       (Name, Address and Telephone Number of Person Authorized to Receive
        Notices and Communications on Behalf of Persons Filing Statement)
                                ----------------

                                 with copies to:

                             Charles A. Snyder, Esq.
                         Milling Benson Woodward L.L.P.
                               909 Poydras Street
                                   Suite 2300
                          New Orleans, Louisiana 70112
                                 (504) 569-7230
                                ----------------

This Statement is filed in connection with (check the appropriate box):

a.       The filing of solicitation materials or an information statement
  --- subject to Regulation 14A (ss.ss. 240.14a-1 through 240.14b-2), Regulation 14C (ss.ss. 240.14c-101_, or Rule 13e-3(c) (ss. 240.13e-3(c)) under the Securities Exchange Act of 1934.
b.       The filing of a registration statement under the Securities Act of
  ---    1933.
c.       A tender offer.
  ---
d.       None of the above.
  ---

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies.
                                                       -----

Check the following box if the filing is a final amendment reporting the results of the transaction.
                   -----
                                ----------------

                            CALCULATION OF FILING FEE

                                               Amount of
                         Transaction Value*   Filing Fee**
                         ------------------   ------------

                            $ 18,801,750       $ 2,382.19
                            ------------       ----------

* For purposes of calculating filing fee only. This amount assumes that approximately 21,000 of Avoca's 830,500 outstanding shares will be repurchased at a rate of $28.00 in lieu of issuing fractional shares. This amount also assumes the remaining 809,500 shares for which new stock will be issued are valued at the market rate as of August 11, 2004 of $22.50. The aggregate transaction value is the sum of both the repurchased share value and reissued share value.
**   The amount of the filing fee is calculated in accordance with Fee Rate
Advisory #7 for Fiscal Year 2004 issued by the U.S. Securities and Exchange Commission on January 26, 2004, by multiplying the transaction value by ..00012670.

         Check box if any part of the fee is offset as provided by Section
   ----- 240.11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number of the Form or Schedule and the date of its filing

         Amount previously paid:
         Form or Registration No.:
         Filing Party:
         Date Filed:


--------------------------------------------------------------------------------

                                  INTRODUCTION

      This Rule 13e-3 Transaction Statement on Schedule 13E-3 ("Schedule 13E-3") is being filed by Avoca, Incorporated, a Louisiana corporation ("the Company"), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended ("Exchange Act"), and Rule 13e-3 thereunder. The Company is submitting to its stockholders a proposal to approve and adopt:

     (a) a 100-for-1 reverse stock split of the Company's no par value common stock ("Stock"); and

     (b) a cash payment of $28.00 per pre-split share, in lieu of issuance of fractional shares, to beneficial stockholders owning fractional shares after the reverse stock split.

Items (a) and (b) will be considered one proposal (the "Split Transaction").

      This Schedule 13E-3 is being filed with the Securities and Exchange Commission along with a preliminary proxy statement, including annexes, filed by the Company pursuant to Regulation 14A under the Exchange Act ("Proxy Statement"), which will notify stockholders of a special meeting of Company stockholders, scheduled for September 29, 2004, where stockholders will be asked to approve the Split Transaction and conduct any other business properly brought before the special meeting.

      The following Cross-Reference Sheet is being supplied pursuant to General Instruction F to Schedule 13E-3 and provides the location in the Proxy Statement of all information required to be included therein. A copy of the Proxy Statement is included as Exhibit (a) to this Schedule 13E-3. All information contained in the Proxy Statement is expressly incorporated herein by reference, and the responses to each item are qualified in their entirety by reference to the information contained in the Proxy Statement. As of the filing date of this
Schedule 13E-3, the Proxy Statement is in preliminary form and is subject to completion or amendment. This Schedule 13E-3 will be amended to reflect any such changes.

Item 1.   Summary Term Sheet

      The information set forth in the Proxy Statement under the caption "SUMMARY TERM SHEET" is incorporated herein by reference.

Item 2.   Subject Company Information.

(a)           Name and Address.

              The name of the subject company is Avoca, Incorporated. The Company is a Louisiana corporation with its principal executive offices located at 228 St. Charles Avenue, Suite 838, New Orleans, Louisiana 70130. The Company's telephone number is (504) 552-4720.

(b)           Securities.

              The information set forth in the Proxy Statement under the captions "VOTING SECURITIES" and "BACKGROUND, PURPOSE, STRUCTURE AND EFFECT OF THE SPLIT TRANSACTION -- Effect of Split Transaction on Avoca" is herein incorporated by reference.

(c)           Trading Market and Prices.

              The Company's common stock is traded on the OTC Bulletin Board. The trading symbol is "AVOC.OB." The following table lists the high and low sales prices for the Company's common stock as quoted on the OTC Bulletin Board for the periods indicated.

                                                          High        Low
                                                        --------   ---------
              Fiscal Year Ending December 31, 2004
              ------------------------------------
              First Quarter                             $  22.50   $   19.50
              Second Quarter                               25.00       21.75
              Fiscal Year Ended December 31, 2003
              -----------------------------------
              First Quarter                             $  21.00   $   18.50
              Second Quarter                               20.00       17.60
              Third Quarter                                21.00       18.80
              Fourth Quarter                               20.00       19.51
              Fiscal Year Ended December 31, 2002
              -----------------------------------
              First Quarter                             $  24.50   $   22.20
              Second Quarter                               25.10       19.25
              Third Quarter                                20.95       17.00
              Fourth Quarter                               19.00       16.01

              Information for the periods referenced above has been furnished by the OTC Bulletin Board. Quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

(d) Dividends. On December 18, 2003, the Company declared an annual dividend of $2.85 per share, payable January 22, 2004 to shareholders of record January 7, 2004. On December 11, 2002,the Company declared an annual dividend of $1.75 per share, payable January 22, 2003, to shareholders of record January 7, 2003.

(e)           Prior Public Offerings. Not Applicable.

(f)           Prior Stock Purchases.  Not Applicable.


Item 3. Identity and Background of Filing Person.

(a)           Name and Address.

              The filing person, the Company, is also the subject company. The Company's address and telephone number are provided in Item 2 above. The executive officers and directors of the Company are set forth below.

              Robert C. Baird, Jr., President , Director
              J. Scott Tucker, Vice President, Director
              M. Cleland Powell, III, Secretary-Treasurer, Director Bernard E. Boudreaux, Jr. Director
              John P. (Jack) Laborde, Director

              The address of each director and executive officer of the Company is c/o Avoca, Incorporated, 228 St. Charles Avenue, Suite 838, New Orleans, Louisiana 70130.

(b)           Business and Background of Entities Other than the Company.

              Not applicable.

(c)           Business and Background of Natural Persons.

              The information regarding the background of the Company's directors and executive officers, pursuant to General Instruction C to Schedule 13E-3, is set forth under the heading "Information and Security Ownership of Management and Certain Beneficial Owners " in the Proxy Statement and is incorporated herein by reference.

              During the last five years, neither the Company nor, to its knowledge, any of the directors or executive officers of the Company was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of those laws.

 Item 4.  Terms of the Transaction.

(a)(1)        Tender Offers. Not applicable.

(a)(2)        Mergers or Similar Transactions.

     (i) Transaction Description. The information set forth in the Proxy Statement under the caption "SUMMARY TERM SHEET" is incorporated herein by reference.

     (ii) Consideration. The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET" and "Background, Purpose, Structure and Effect of Split Transaction -- Cash Payment in Lieu of Shares of Common Stock" is incorporated herein by reference.

     (iii) Reasons for the Transaction. The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET," "Background, Purpose, Structure and Effect of Split Transaction -- Background," "-- Purpose and Reasons for Split Transaction" and "-- Factors Considered by the Board of Directors" is incorporated herein by reference.

     (iv) Vote Required for Approval. The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET" and "Vote Required" is incorporated herein by reference.

      (v) Differences in the Rights of Security Holders. The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET," "Background, Purpose, Structure and Effect of Split Transaction -- Structure of the Split Transaction and Effect on Avoca's Stockholders," "-- Conversion of Shares in Split Transaction" and "-- Effect of the Split Transaction on Affiliates" is incorporated herein by reference

      (vi)    Accounting Treatment. Not Applicable.

      (vii) Federal Income Tax. The information set forth in the Proxy Statement under the caption "Background, Purpose, Structure and Effect of the Split Transaction -- Material Federal Income Tax Consequences" is incorporated herein by reference.

(c) Different Terms. The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET," "Background, Purpose, Structure and Effect of the Split Transaction -- Structure of the Split Transaction and Effect on Avoca's Stockholders," "-- Conversion of Shares in Split Transaction" and "-- Cash Payment in Lieu of Shares of Common Stock" is incorporated herein by reference.

(d) Appraisal Rights. The information set forth in the Proxy Statement under the caption "Appraisal Rights" is incorporated herein by reference.

(e)           Provisions for Unaffiliated Security Holders. None.

(f)           Eligibility for Listing or Trading. Not Applicable.


Item 5.   Past Contacts, Transactions, Negotiations and Agreements.

(a)           Transactions. Not Applicable.

(b)           Significant Corporate Events. Not Applicable.

(c)           Negotiations or Contacts. Not Applicable.

(e)           Agreements Involving the Subject Company's Securities. Not
              Applicable.

Item 6.   Purposes of the Transaction and Plans or Proposals.

(b) Use of Securities Acquired. The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET," "Introduction," and "Background, Purpose, Structure and Effect of Split Transaction" is herein incorporated by reference.

(c)(1)-(8) Plans. The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET," "Introduction," "Risk Factors," "Background, Purpose, Structure and Effect of the Split Transaction," is incorporated herein by reference.


Item 7.   Purposes, Alternatives, Reasons and Effects.

(a) Purposes. The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET," "Risk Factors," "Background, Purpose, Structure and Effect of the Split Transaction -- Purpose and Reasons for the Split Transaction," "-- Effect of Split Transaction on Avoca," and "-- Certain Effects of the Split Transaction" is herein incorporated by reference.

(b) Alternatives. The information set forth in the Proxy Statement under the caption "Background, Purpose, Structure and Effect of the Split Transaction -- Factors Considered by the Board of Directors" is herein incorporated by reference.

(c) Reasons. The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET," "Risk Factors," "Background, Purpose, Structure and Effect of the Split Transaction -- Purpose and Reasons for the Split Transaction," "-- Factors Considered by the Board of Directors" and "-- Effect of Split Transaction on Avoca" is incorporated herein by reference.

(d) Effects. The information set forth in the Proxy Statement under the caption "SUMMARY TERM SHEET," "Risk Factors," "Background, Purpose, Structure and Effect of the Split Transaction-- Purpose and Reasons for the Split Transaction," "--Factors Considered by the Board of Directors," "--Source of Funds and Financial Effect of the Split Transaction," "--Structure of the Split Transaction and Effect on Avoca's Stockholders," "--Conversion of Shares in Split Transaction," "--Effect of Split Transaction on Avoca," "--Effect of the Split Transaction on Affiliates," "--Cash Payment in Lieu of Shares of Common Stock," "--Conduct of Avoca's Business After the Split Transaction," "--Material Federal Income Tax Consequences," and "Certain Effects of the Split Transaction" is incorporated herein by reference.


Item 8.   Fairness of the Transaction.

(a)-(b) Fairness; Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET," "Recommendation of the Board of Directors," "Background, Purpose, Structure and Effect of the Split Transaction -- Factors Considered by the Board of Directors" and "-- Opinion of Independent Financial Advisor" is incorporated herein by reference.

(c) Approval of Security Holders. The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET" and "Vote Required" is incorporated herein by reference.

(d) Unaffiliated Representative. The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET" and "Background, Purpose, Structure and Effect of the Split Transaction -- Factors Considered by the Board of Directors" and "-- Opinion of Independent Financial Advisor" is incorporated herein by reference.

(e) Approval of Directors. The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET" and "Recommendation of the Board of Directors" is incorporated herein by reference.

(f)           Other Offers. Not Applicable.

Item 9.   Reports, Opinions, Appraisals and Negotiations.

(a)-(c) Report, Opinion, or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal; Availability of Documents. The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET," "Background, Purpose, Structure and Effect of the Split Transaction-- Factors Considered by the Board of Directors," "--Opinion of Independent Financial Advisor," and Annex B, "FAIRNESS OPINION" is incorporated herein by reference. The presentation materials prepared by the independent financial advisor for the Board of Directors dated August 10, 2004, will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested stockholder or representative of a stockholder designated in writing.

Item 10.  Source and Amounts of Funds or Other Consideration.


(a)-(b) Source of Funds; Conditions. The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET," "Background, Purpose, Structure and Effect of the Split Transaction -- Source of Funds and Financial Effect of the Split Transaction," is incorporated herein by reference. Avoca has no alternative financing arrangements or alternative financing plans if the primary financing falls through.

(c) Expenses. The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET," "Background, Purpose, Structure and Effect of the Split Transaction -- Source of Funds and Financial Effect of the Split Transaction" and "-- Effect of Split Transaction on Avoca" is incorporated herein by reference.

(d)           Borrowed funds. None.

Item 11.  Interest in Securities of the Subject Company.

(a) Securities Ownership. The information set forth in the Proxy Statement under the caption "Information and Security Ownership of Management and Certain Beneficial Owners" is incorporated herein by reference.

(b)           Securities Transactions. Not Applicable.

Item 12.  The Solicitation or Recommendation.

(d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET," "Background, Purpose, Structure and Effect of the Split Transaction -- Purpose and Reasons for the Split Transaction" and "Vote Required" is incorporated herein by reference.

(e) Recommendations of Others. The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET," "Introduction" and "Recommendation of the Board of Directors" is incorporated herein by reference.

Item 13. Financial Statements.

(a) Financial Information. The information set forth in the Company's Annual Report on Form 10-KSB, for the fiscal year ended December 31, 2003, under the caption "Item 7 -- Financial Statements" and Quarterly Report on Form 10-QSB, for the fiscal quarter ended June 30, 2004, under the caption "Item 1 -- Financial Statements" is incorporated herein by reference. The information set forth in the Proxy Statement under the captions "Background, Purpose, Structure and Effect of the Split Transaction -- Factors Considered by the Board of Directors" and "AVAILABLE INFORMATION" is incorporated herein by reference.

(b) Pro Forma Information. The information set forth in the Proxy Statement under the caption "Background, Purpose, Structure and Effect of the Split Transaction -- Effect of the Split Transaction on Affiliates" is incorporated herein by reference.

Item 14.  Persons/Assets, Retained, Employed, Compensated or Used.

(a)-(b) Solicitations or Recommendations; Employees and Corporate Assets. The information set forth in the Proxy Statement under the captions "INTRODUCTION," "SUMMARY TERM SHEET," "Background, Purpose, Structure and Effect of the Split Transaction -- Factors Considered by the Board of Directors," "-- Source of Funds and Financial Effect of the Split Transaction" and "-- Opinion of Independent Financial Advisor" is incorporated herein by reference.

Item 15.  Additional Information.

(b) Other Material Information. The information set forth in the Proxy Statement and appendices thereto is incorporated herein by reference.

Item 16.  Exhibits.

Exhibit
Number           Description
-----------      ---------------------------------------------------------------

(a) Preliminary Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on August 13, 2004 (incorporated herein by reference).

(b)              Not applicable.

(c) Fairness Opinion of Chaffe & Associates, Inc., dated August 10, 2004 (incorporated herein by reference to Annex B to the Proxy Statement).

(d)              Not applicable.

(f)              Not applicable.

(g)              Not applicable.

                                    SIGNATURE

      After due inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  August 13, 2004                              AVOCA, INCORPORATED


                                                     By:/s/ Robert C. Baird, Jr.
                                                        ------------------------
                                                        Robert C. Baird, Jr.
                                                        President

                                  EXHIBIT INDEX
Exhibit
Number           Description
-----------      ---------------------------------------------------------------

(a) Preliminary Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on August 13, 2004 (incorporated herein by reference).

(b)              Not applicable.

(c) Fairness Opinion of Chaffe & Associates, Inc., dated August 10, 2004 (incorporated herein by reference to Annex B to the Proxy Statement).

(d)              Not applicable.

(f)              Not applicable.

(g)              Not applicable.